Exhibit 99.1

OKYO Pharma Announces Filing of Annual Report with Strengthened

Cash Position and Accelerated Phase 3 Plans

London and New York, NY, July 20, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced the filing of its Annual Report on Form 20-F for the fiscal year ended March 31, 2026, with the U.S. Securities and Exchange Commission (SEC). The report is available on the SEC’s website and the Company’s investor relations page. In conjunction with the filing, the Company provided a positive corporate update on its financial strength and clinical momentum.

“We are pleased to announce the filing of our annual report, which reflects substantial progress across our operations,” said Keeren Shah, Chief Financial Officer of OKYO Pharma. “During the year we raised approximately $25 million, including the recent capital raise backed by renowned investment funds, which has strengthened our cash position provides us with ample financial resources to complete the NEPTUNE Phase 3 pivotal trial for urcosimod. This advances us toward potential registration, creating long-term value for patients and shareholders.”

Recent Capital Raise Backed by Renowned Investment Funds

OKYO Pharma successfully completed a public offering in February 2026 raising approximately $22 million in gross proceeds (including an overallotment), supported by strong participation from renowned investment funds and institutional investors. This capital infusion has significantly bolstered the Company’s balance sheet.

Robust Cash Position Enables Completion of Phase 3 Pivotal Trial

The strengthened financial position, with cash and cash equivalents of approximately $20.6 million as of end of March 2026, provides OKYO with the resources to be fully funded through the completion of the recently FDA-agreed global Phase 3 pivotal trial for its lead candidate urcosimod in NCP, positioning the Company for key upcoming milestones.

Overview of the NEPTUNE Clinical Trial

OKYO is advancing the NEPTUNE trial (Neuropathic Eye Pain Treatment with Urcosimod & Nerve Evaluation), a global Phase 3 pivotal study planned for initiation in the second half of 2026. The trial will enroll approximately 111 patients in the US and Europe, randomized 2:1 to receive 0.05% urcosimod or placebo in a single-dose regimen. Supported by positive FDA feedback from a Type D meeting, NEPTUNE is designed as a potential registrational study that could support an efficient single-trial approval pathway.

About Urcosimod

OKYO’s lead candidate, urcosimod, is a first-in-class, lipid-conjugated chemerin peptide agonist of the ChemR23 G-protein-coupled-receptor which is typically found on immune cells of the eye responsible for the ocular inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has demonstrated ocular analgesic and anti-inflammatory pharmacologic activity through its dual mechanism of action, supporting its therapeutic potential to address the significant unmet medical need for patients with neuropathic corneal pain.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2026. The company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements, except as may be required by law.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com